

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2020

Gary Quin
Chief Executive Officer
North Atlantic Acquisition Corp
93 Mill Street
Zone 5, Central Business District
Qormi CBD 5090, Malta

> **Re: North Atlantic Acquisition Corp**
> **Draft Registration Statement on Form S-1**
> **Submitted November 20, 2020**
> **CIK No. 0001830063**

Dear Mr. Quin:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted November 20, 2020

Summary
Business Strategy, page 10

1. You disclose that you intend to "identify and complete [your] initial business combination with a company that has an enterprise value in the range of $1 billion to $2 billion." Please revise to explain how you plan to accomplish this goal, including a discussion of any financing methods and sources you intend to use in order to complete such a business combination in light of the significantly smaller amount of estimated net proceeds from this offering.

Risk Factors
In order to effectuate an initial business combination, special purpose acquisition companies
have..., page 58

2. Expand your disclosure to state clearly whether you will provide public stockholders with
    the opportunity to redeem their shares of common stock in the event that you amend your
    charter or governing instruments to extend the time to consummate an initial business
    combination beyond the currently specified 24 months.

Underwriting, page 155

3. You state that if the initial business combination is not completed within 24 months, "the
    trustee and the underwriters have agreed that: (1) they will forfeit any rights or claims to
    their deferred underwriting discounts and commissions...." If any extensions to the 24-
    month deadline would impact this or other agreements or provisions, please provide
    revised disclosure to include the particulars in each case. For example, we note references
    to the private warrants expiring worthless at the 24-month mark.

    You may contact Joanna Lam, Staff Accountant, at (202) 551-3476 or Craig Arakawa,
Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the
financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor,
at (202) 551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707
with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Benjamin S. Reichel